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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steben & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Excelsior Boulevard
(No. and Street)

Excelsior	Minnesota	55331
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Essen 952-767-6903
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jon Essen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steben & Company, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUALINE M BOIE
Notary Public
Minnesota
My Commission Expires
Jan 31, 2024

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

27 February 2020

Steben & Company, LLC a registered introducing broker-dealer, is submitting this audited financial report and its attachments as of and for the year ended December 31, 2019. The person whose signature appears below represents that, to the best of his knowledge, all information contained therein is true and correct.

Jon Essen
Chief Financial Officer
Steben & Company, LLC

Steben & Company, LLC

Financial Report
December 31, 2019

Filed as **PUBLIC** information pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934 and Regulation 1.10(g) of the Commodity Exchange Act.

Steben & Company, LLC

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Steben & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Steben & Company, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
March 2, 2020

Steben & Company, LLC

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	580,940
Accounts receivable		801,349
General partner 1 percent allocation receivable		80,477
Property and equipment, net		221,478
Operating leases right of use assets, net		234,578
Other assets		127,156
Total assets	$	2,045,978
Liabilities and Member's Equity		
Liabilities		
Commissions payable	$	299,790
Accounts payable and accrued expenses		283,710
Lease liability		232,276
Total liabilities		815,776
Member's Equity		
Members' equity		1,230,202
Total member's equity		1,230,202
Total liabilities and member's equity	$	2,045,978

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Steben & Company, LLC (the Company) manages investment funds, including mutual funds and private offerings. The Company distributes its funds primarily through financial intermediaries, and serves a diversified client base of high net worth individuals and institutions, including 401(k) and pension plans.

The Company was incorporated in the State of Maryland in 1989 and converted into a limited liability company in 2019. The Company is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (NFA).

During 2019, the Company was acquired by Octavus Group, LLC (Parent). The Company is a wholly owned subsidiary of Parent. Octavus Group is also the parent company of LoCorr Fund Management LLC, which serves as the investment advisor to multiple alternative investment mutual funds. LoCorr Fund Management LLC operates alternative investment funds with a low correlation to traditional asset classes.

The Company is the general partner and commodity pool operator of Futures Portfolio Fund, Limited Partnership (Futures). The Company serves as the investment manager for Steben Managed Futures Strategy Fund (SMFSF). The Company served as the investment manager or general partner of Steben Select Multi-Strategy Master Fund (Select Master), Steben Select Multi-Strategy Fund (Select Fund) and Steben Select Multi-Strategy Partners, LP (Select Partners). Collectively, these funds are referred to as the Managed Funds and are considered related parties. During 2019, Select Master, Select Fund and Select Partners were liquidated.

The Company earns a management fee, a selling agent fee and an operating services fee from Futures as its general partner. In connection with its general partner interest, the Company also receives an allocation of one percent of any gains or losses incurred by Futures. As investment manager of SMFSF, the Company earns management and service-related fees. The Company also earned management and service-related fees from Select Master, Select Fund and Select Partners. The Company has ceased wholesaling other commodity pools, but continues to receive compensation from those pools. Revenue is primarily dependent on the total value and composition of assets under management, accordingly, changes in assets under management impact revenue and the results of operations.

As a registered broker-dealer, the Company is subject to SEC Rule 17a-5, which governs the financial statement reporting of brokers and dealers. Because the Company effects no financial transactions with customers and does not hold customer funds or securities it qualifies for an exemption, under Rule 15c3-3, from a portion of the requirements of Rule 17a-5 and Rule 15c3-3.

Significant Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Consolidation: The Company is the general partner of Futures but does not maintain a capital account in that fund. The Company had an investment in Select Partners, which represented a capital investment as general partner. Select Partners was liquidated in 2019. The Company has evaluated the need to consolidate these investees and concluded that consolidation is not required.

Use of estimates: Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists of balances held at banks. The Company is at risk to the extent that it maintains cash balances at financial institutions in excess of insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Marketable securities: The Company invested a portion of its cash in various short-duration bond mutual funds. These mutual fund investments were classified as trading securities. Trading securities are those that are bought and held primarily for sale within the Company's normal operating cycle. The Company sold all of its marketable securities during 2019.

Investments in Managed Funds: The Company had invested in Select Partners, a Delaware limited partnership, which was a feeder fund for Select Master, a fund of hedge funds. The Company's investment was liquidated in 2019.

Accounts receivable: Accounts receivable represents the Company's unconditional rights to consideration arising from its performance under management, distribution and operating services agreements. Based on its historical collection pattern, accounts receivable balances do not include an allowance for doubtful accounts, nor has any bad debt expense attributable to accounts receivable been recorded during the year ended December 31, 2019. Accounts receivable are stated at cost, which approximates net realizable value due to the short-term collection period.

Accounts receivable at the beginning of the year and at December 31, 2019 consisted of the following:

	January 1, 2019	December 31, 2019
Accounts receivable from third parties	$ 27,960	$ 26,425
Accounts receivable from Managed Funds	977,962	774,924
Total accounts receivable	$ 1,005,922	$ 801,349

Note 1. Nature of Operations and Significant Accounting Policies (continued)

General partner 1 percent allocation receivable or payable: As the general partner of Futures, the Company receives from Futures on an annual basis one percent of any net income earned by Futures. Conversely, the Company pays to Futures on an annual basis one percent of any net loss incurred by Futures. Such amounts are reflected as General partner 1 percent allocation receivable or payable in the statement of financial condition.

Property and equipment: Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. The estimated useful life of property and equipment other than leasehold improvements varies from three to seven years. Leasehold improvements are amortized over the shorter of the expected life of the improvements or the remaining lease term.

Leases: The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification (ASC) 842, *Leases*. The Company is a lessee in two operating leases, for office space and space at an Internet data center. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases or when there was a change in an existing contract. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income taxes: During 2019, the Company converted into a limited liability company. No provision has been made for federal income taxes as the Company has elected to be taxed as a disregarded entity under the provisions of the Internal Revenue Code whereby income is taxable to Parent. Prior to the conversion to a limited liability company, the Company had elected to be treated as an S corporation, whereby income is taxable to the shareholders.

The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no material uncertain income tax positions through December 31, 2019. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2016.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Revenue recognition:
Management fees and operating services fees: The Company provides investment management and operating services on a daily basis. The performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the fund's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Sales and distribution fees and commissions: The Company has entered into arrangements to distribute shares in various investment vehicles to investors. The Company receives fees paid by the fund over time. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are monthly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Incentive based compensation: The Company had granted phantom unit awards to certain employees. The phantom units were linked to the value of the Company's common stock and were settled in cash upon vesting which occurred upon a change in control event. The Company accounted for phantom unit awards as liability-based awards; however, as the awards only vested upon a change in control event, no liability and compensation expense were recognized until the occurrence of a change in control event.

Recent accounting pronouncements: FASB Accounting Standards Update (ASU) 2016-02, *Leases*, is a new lease accounting standard. For lessees, it requires the present value of committed operating lease payments to be recorded as right-of-use lease assets and lease liabilities on the statement of financial condition. The Company adopted this standard effective January 1, 2019, using the modified retrospective transition method. Adoption of the standard resulted in the recognition of additional right-of-use assets of approximately $1.4 million and lease liabilities (including previously recorded deferred rent) of approximately $1.9 million, with no effect on stockholders' equity. All of the Company's leases are classified as operating leases.

ASU 2018-13, *Fair Value Measurement*, updates the disclosure requirements for fair value measurement and the fair value hierarchy. Primarily, the guidance added or modified certain disclosures regarding Level 3 fair value measurements and removed certain disclosures involving transfers between Level 1 and Level 2 of the fair value hierarchy. The update is effective beginning after December 15, 2019, although early adoption is permitted. The Company does not believe that such adoption will have a material effect on the financial statements.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

ASU 2016-13, *Financial Instruments – Credit Losses*, updates how entities will account for credit losses for most financial assets. The ASU requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings. Management will need to consider a broader range of information to estimate expected credit losses over the lifetime of the asset. It also expands the disclosures included in the financial statements. The new standard is effective for fiscal years beginning after December 15, 2019. Implementing this standard will not have a material impact on the Company or its financial statements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). At December 31, 2019, the Company had no financial instruments that were defined by the fair value hierarchy.

The Company assesses the level of the investment at each measurement date, and transfers between levels are recognized at the measurement date in accordance with the Company's policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2019, there were no such transfers.

Substantially all of the Company's other assets and liabilities that are considered financial instruments are reflected at fair value or at carrying amounts that approximate fair value because of short maturity of the instruments.

Note 3. Managed Funds

The Company considers all of the Managed Funds to be related parties. As the general partner or investment adviser of the Managed Funds, the Company conducts and manages each of the Managed Funds respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.75 percent per annum) of the month-end net asset value of Futures, SMFSF and Select Master.

Note 3. Managed Funds (continued)

The Company earns selling agent fees and broker-dealer servicing fees in connection with the efforts to attract and retain investors, which are based on a fixed percentage (ranging from 0.2 percent to 2 percent annually) of the month-end net asset value of Futures. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

The Company earns operating services fees ranging from 0.1 to 0.5 percent per annum of average month-end net assets from Futures, Select Master, Select Partners, Select and SMFSF. In return, the Company provides certain services and pays certain expenses on behalf of the Managed Funds.

Receivable from the Managed Funds at December 31, 2019, consists of:

Management fees	$	406,763
Selling agent and broker-dealer servicing fees		297,123
Administrative and operating services fees		71,038
	$	774,924

Note 4. Property and Equipment

At December 31, 2019, the summary of the major classes of depreciable assets was:

Furniture and fixtures	$	462,537
Office and computer equipment		275,075
Leasehold improvements		849,944
Total property and equipment, at cost		1,587,556
Accumulated depreciation and amortization		(1,366,078)
Total property and equipment, net	$	221,478

Note 5. Leases

The Company has obligations as a lessee for office space and for space in an Internet data center with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from one to five years. During 2019, the Company exercised an early termination option for the office space, which reduced the lease term from 10 years to seven years. The leases do not include restrictive financial or other covenants. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance above a base rate determined at lease commencement. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note 5. Leases (continued)

Other information related to leases as of December 31, 2019 were as follows:

ROU assets obtained in exchange for operating lease obligations were $1,440,094.

Reductions to ROU assets resulting from reductions to operating lease obligations were $1,205,516

The weighted average remaining lease term for operating leases is less than one year.

The weighted average discount rate used in determining the present value of lease liabilities was 10%. Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from lease modifications or reassessments.

Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2019, all of which terminate in 2020 are $244,904.

Note 6. Commitments and Contingencies

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8. SIMPLE Individual Retirement Account

The Company maintained a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account for the benefit of its employees. The Company matched contributions made by eligible employees up to a maximum of three percent of employee compensation, and all contributions were immediately vested. The SIMPLE plan terminated at the end of December 2019.

Note 9. Off-Balance-Sheet Risk and Concentration of Credit Risk

Futures and SMFSF engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). Futures and SMFSF are exposed to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, Futures and the Company, as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. Futures' trading of forward contracts in unregulated markets between principals also exposes the Managed Funds and the Company to the risk of loss from counterparty nonperformance.

The Company has established procedures to actively monitor Futures' and SMFSF's market and credit risks. The Company does not anticipate nonperformance by any of its counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

The Company has cash on deposit with financial institutions that, at times, exceeds federally insured limits. However, the Company does not believe that it is exposed to any significant credit risk.

Note 10. Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6⅔ percent of "aggregate indebtedness," and it is required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day. At December 31, 2019, the Company had net capital of $370,546, SEC net capital requirement of $38,900, and a NFA net capital requirement of $45,000. The Company's net capital ratio was 1.57 to 1. The net capital requirements may effectively restrict, among other things, distributions to the members.